Exhibit 3

For Immediate Release	10 September 2015

WPP PLC (“WPP”)

WPP acquires majority stake in digital content and PR firm Ideal Group in Brazil

Ideal Group’s agencies Ideal and ConceptPR will merge with WPP’s H+K Strategies and Ogilvy Public Relations, respectively, in the market

WPP announces that it has acquired a majority stake in Ideal Group, a leading digital branded content creator and public relations and public affairs firm comprising Agência Ideal Comunicação Ltda. [“Ideal”] and Concept Agência de Comunicação Ltda. [“ConceptPR”] in Brazil.

Ideal Group collectively employs 200 people and is based in São Paulo with an office in Rio de Janeiro. It was founded in 2007.

Ideal’s clients include Facebook, GE, Nike, Monsanto, Diageo, Dell, Goodyear, Spotify, AstraZeneca, 3M, Rio2016 and Whirlpool. Ideal will merge with H+K Strategies, WPP’s wholly-owned international communications consultancy, in Brazil. The new company will be known as Ideal H+K Strategies.

ConceptPR’s clients include top Brazilian and global brands such as Mondelez, Oakley, Itaú, JBS, Ultragaz and Metrô São Paulo. Following the investment, ConceptPR will merge with Ogilvy Public Relations, WPP’s wholly-owned operating company, in Brazil. The merged entity will operate as Ogilvy PR in the market.

This investment continues WPP’s strategy of investing in fast growing sectors such as digital and its commitment to developing its strategic networks throughout Latin America, while bolstering the Group’s leadership position in Brazil. The Group (including associates and investments) collectively generates revenues of US$1.6 billion in Latin America and employs 23,000 people. In Brazil the Group (including associates and investments) generates revenues of around US$600 million and employs over 7,000 people.

WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. WPP’s public relations and public affairs agencies collectively (including associates and investments) generate revenues of US$2 billion worldwide and employ 11,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239